Exhibit 99.2

Summary of Revised Updated Offer by Mr. Moti Ben-Moshe

The revised updated offer by Mr. Moti Ben-Moshe provides for the acquisition of the approximate 72.71% direct and indirect interest in the Company held by Alon Israel Oil Company Ltd. ("Alon") for NIS 115 million. The transaction would also include receipt of all rights derived from an approximately NIS 110 million loan that Alon Oil granted to the Company, including rights to a share issuance relating to such loan, if any, as well as the rights to a subordinate loan of NIS 60 million that Alon Oil granted to the Company.

Below is a summary of the revised updated offer.

Ben-Moshe Revised Proposal

The transaction proposed by Ben-Moshe is subject to closing conditions to be satisfied within 60 days of acceptance of the offer (40 days in the case of clause (i) below), including, but not limited to (i) petition to court to call for meetings of creditors to approve the debt arrangement between the Company and its creditors (on terms agreed by purchaser) based on the following principles, among others: (A) annual interest of 6% linked to CPI; (B) grant of liens in favor of the Company's financial creditors in the proposed framework previously announced by the Company on November 2; and (B) issuance of 10% of the shares of the Company to the Company's financial creditors, taking into account the purchaser's commitment to inject capital into the Company described below. The debt arrangement would not change the scope of the Company's debt to its financial creditors, enable early repayment of the debt without prepayment penalties or fees (other than as described herein)and not be based on the rapid sale of the Company's assets. The debt arrangement would include an exemption from liabilities for the Company's officers and directors as will be agreed by the Company's creditors and enable purchaser to convert the debt owed by the Company to the purchaser into securities of the Company; (iii) receipt of court approval for the debt arrangement; (iv) receipt of all regulatory approvals for consummation of the transaction; and (v) receipt of a decision by the Company's Series C Bondholders by Tuesday, February 16, 2016 at 4pm Israel time to instruct the trustee and its representatives to conduct negotiations with the purchaser (only) for a period of 15 days (subject to extension for additional 15 days if no major gaps in the parties' positions). Either party may extend the date for satisfaction of these closing conditions by no more than 14 days, and if there is substantial progress towards satisfaction of the closing conditions, neither party will prevent a further extension of up to 30 days unless reasonable grounds to do so.

As part of debt arrangement, Ben Moshe would commit to inject NIS 900 million into the Company as follows: (i) NIS 600 million transferred closely after closing of the acquisition, subject to completion of the rights offering to the Company's controlling shareholders, Mega Retail's suppliers, and financial creditors, provided that purchaser would inject a portion of this amount prior to the rights offering to the extent the Company has immediate cash flow needs or for early debt repayment as described below; and (ii) NIS 300 million paid to Company creditors during the third year following closing. At closing, the purchaser will deposit an amount of NIS 300 million to secure the purchaser's obligations to inject funds following closing. To the extent the outstanding debt balance decreases below NIS 300 million, the deposited amount will decrease proportionally.

Upon closing, the Company would pay to its creditors NIS 300 million as early debt repayment. Following such repayment, the repayment schedule will be as follows:

-	within one year of closing – 15% of financial debt
-	two years after closing – 15% of financial debt
-	three years after closing – 15% of financial debt
-	four years after closing – remainder of financial debt

Three months following closing of the transaction, the Company will make early debt repayments to any of the financial creditors who wish to be repaid. Any early repayments made will proportionally decrease the repayment schedule described above.

If any amount is repaid in excess of the amounts above which will be repaid in either of the first, second, or third year following closing, an additional 2.5% amount of the amount so repaid will be due to the creditors. Such additional repayment amount will not apply to (i) the early repayment to creditors upon closing of NIS 300 million referred to above and (ii) early repayments three months following closing referred to in immediately preceding paragraph. Following submission of the offer by Mr. Ben-Moshe, he sent a clarification that the additional repayment amount will not apply only to the early repayment to creditors upon closing of NIS 300 million referred to above.

The purchaser would agree to provide the Company with a loan prior to closing to the extent the Company has immediate cash flow needs in exchange for appropriate security to the satisfaction of the purchaser and subject to all approvals. Upon complete repayment of the debt subject to the debt arrangement, the obligations to transfer the amounts described above would terminate. The debt arrangement will include provisions restricting use of the injected amounts for new Company investments, including acquiring Mega Retail from the trustees, as well as for distribution of dividends and will include customary negative covenants (except if approved by the financial creditors). Upon approval of the offer by Alon, Alon Retail and agreement by the Debenture holders to negotiate with the purchaser, purchaser would deposit NIS 250 million to demonstrate its seriousness, NIS 20 million of which would be transferred to the Company as damages if purchaser revokes its offer under circumstances under its control and in default of its obligations.

To the extent the Company does not act in the ordinary course of business or makes any distributions or disposition of assets, the purchaser would not be bound by its obligations. Following closing, the Company and its subsidiaries will be entitled to terminate any agreement with Alon, Alon Retail and/or their controlling shareholders.

The offer will be null and void if board approval of Alon and its subsidiary, Alon Retail Ltd., are not received by Tuesday, February 16, 2016 at 8:00 p.m. Israel time (subject to extension by purchaser at its sole discretion).

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